UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

Celator Pharmaceuticals, Inc.

(Name of Subject Company)

Plex Merger Sub, Inc.

(Name of Offeror)

An Indirect Wholly-Owned Subsidiary of

Jazz Pharmaceuticals Public Limited Company

(Name of Offerors)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

15089R102

(CUSIP Number of Class of Securities)

Suzanne Sawochka Hooper, Esq.

Executive Vice President and General Counsel

Jazz Pharmaceuticals Public Limited Company

c/o Jazz Pharmaceuticals, Inc.

3180 Porter Drive

Palo Alto, California 94304

Tel: (650) 496-3777

Copy to:

Barbara Borden

Cooley LLP

4401 Eastgate Mall

San Diego, California 92121

(858) 550-6000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,525,877,169.75	$153,655.83

*	Estimated solely for purposes of calculating the filing fee. The transaction valuation was calculated by adding (i) 42,966,043 outstanding shares of common stock of Celator Pharmaceuticals, Inc. (“Celator”), par value $0.001 per share (the “Shares”), multiplied by the offer price of $30.25 per Share, (ii) 5,395,386 Shares issuable pursuant to outstanding options with an exercise price less than the offer price of $30.25 per Share, multiplied by $27.78, which is the offer price of $30.25 per Share minus the weighted average exercise price for such options of $2.47 per Share, (iii) 2,871,632 Shares issuable pursuant to outstanding warrants with an exercise price less than the offer price of $30.25 per Share, multiplied by $26.56, which is the offer price of $30.25 per Share minus the weighted average exercise price for such warrants of $3.69 per Share. The calculation of the filing fee is based on information provided by Celator as of June 7, 2016.

**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2016, issued August 27, 2015 by multiplying the transaction value by .0001007.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$153,655.83	Filing Party:	Jazz Pharmaceuticals
			Public Limited Company and Plex
			Merger Sub, Inc.
Form or Registration No.:	Schedule TO	Date Filed:	June 10, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and together with any subsequent amendments and supplements thereto, the “Schedule TO”), filed with the Securities and Exchange Commission on June 10, 2016 by Plex Merger Sub, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly-owned subsidiary of Jazz Pharmaceuticals plc, a public limited company organized under the laws of Ireland (“Parent”). The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Celator Pharmaceuticals, Inc., a Delaware corporation (“Celator”), at $30.25 net to the seller in cash, without interest (less any required withholding taxes), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 10, 2016 (together with any amendments and supplements thereto, the “Offer to Purchase”), and in the related letter of transmittal (the “Letter of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, which Offer to Purchase and Letter of Transmittal collectively constitute the “Offer”.

The information in the Offer to Purchase and the Letter of Transmittal is incorporated in this Amendment by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Amendments to the Offer to Purchase

Item 11.	Additional Information.

Item 11 of the Schedule TO and the disclosure under Section 16 “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase are hereby amended and supplemented by replacing the last two paragraphs of such Section 16 with the following text:

“On June 21, 2016, a putative class-action lawsuit challenging the Transactions (captioned Dunbar v. Celator Pharmaceuticals, Inc., Case No. MER-L-1251-16) was filed in the Superior Court of New Jersey, Mercer County, Chancery Division. The complaint was filed against: (a) Celator, (b) each member of the Celator Board, (c) Parent, and (d) Purchaser. The complaint generally alleges that the Celator directors breached their fiduciary duties in connection with the proposed acquisition of Celator by Parent and Purchaser, and that Parent and Purchaser aided and abetted these alleged breaches of fiduciary duty. The complaint also generally asserts that the Celator directors breached their fiduciary duties to Celator’s public stockholders by, among other things, (i) agreeing to sell Celator to Parent and Purchaser at an inadequate price, (ii) implementing an unfair process, (iii) agreeing to certain provisions of the Merger Agreement that allegedly favor Parent and Purchaser and deter alternative bids, and (iv) failing to disclose purportedly material information in the Schedule 14D-9. The plaintiff seeks, among other things, an injunction against the consummation of the Transactions and an award of costs and expenses, including a reasonable allowance for attorneys’ and experts’ fees.

Between June 27, 2016 and June 29, 2016, two putative class-action lawsuits challenging the Transactions (captioned Palmisciano v. Celator Pharmaceuticals, Inc., Case No. 16-cv-03814-FLW-DEA, and Barreto v. Celator Pharmaceuticals, Inc., Case No. 3:16-cv-03866) were filed in the United States District Court for the District of New Jersey (the “District Court”). The complaints were filed against Celator and each member of the Celator Board. The complaints assert causes of action under sections 14 and 20 of the Securities and Exchange Act of 1934, predicated on Celator’s and the Celator directors’ alleged failure to disclose purportedly material information in the Schedule 14D-9. The plaintiffs seek, among other things, an injunction against the consummation of the Transactions and an award of costs and expenses, including a reasonable allowance for attorneys’ and experts’ fees. On June 30, 2016, plaintiff in the Barreto action filed a motion for preliminary injunction and an ex parte application asking the District Court to schedule a preliminary injunction hearing on July 8, 2016. Parent and Purchaser are not named defendants in these actions.

Parent and Purchaser believe that the Dunbar, Palmisciano and Barreto actions (collectively, the “Stockholder Actions”) are without merit. However, to eliminate the costs, risks and uncertainties inherent in such litigation, on July 6, 2016, the defendants to the Stockholder Actions entered into a memorandum of understanding (the “Memorandum of Understanding”) regarding settlement of the Stockholder Actions. The Memorandum of Understanding outlines the terms of the parties’ agreement in principle to settle and release all claims which were or could have been asserted in the Stockholder Actions. In consideration for such settlement and release, the parties to the Stockholder Actions have agreed, among other things, that Celator will amend the Schedule 14D-9 to include certain supplemental disclosures. The settlement is subject to, among other items, the Merger becoming effective under applicable law, the execution of a stipulation of settlement by the parties, final approval of the settlement by the District Court in the Barreto action, and dismissal with prejudice of the Dunbar and Palmisciano actions. While the parties intend to enter into a stipulation of settlement, there can be no assurance that they will ultimately enter into such stipulation or that the District Court will approve the settlement even if the parties were to enter into such stipulation. In such event, or if the transactions contemplated by the Merger Agreement are not consummated for any reason, then the proposed settlement will be of no force and effect.”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 6, 2016

Plex Merger Sub, Inc.

By:	/s/ Matthew P. Young
	Name:	Matthew P. Young
	Title:	Treasurer

Jazz Pharmaceuticals plc

By:	/s/ Matthew P. Young
	Name:	Matthew P. Young
	Title:	Executive Vice President, Chief Financial Officer

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase, dated as of June 10, 2016*

(a)(1)(ii)	Form of Letter of Transmittal (including Internal Revenue Service Form W-9)*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery*

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(vi)	Summary Advertisement, as published in The New York Times on June 10, 2016*

(a)(5)(i)	Press Release issued by Parent, dated May 31, 2016 (incorporated by reference to the Current Report on Form 8-K filed by Parent on May 31, 2016)

(a)(5)(ii)	Press Release issued by Parent, dated June 27, 2016*

(b)(1)	Credit Agreement, dated as of June 18, 2015, among Parent, Jazz Securities Limited, Jazz Pharmaceuticals, Inc., Jazz Financing I Limited, Jazz Pharmaceuticals Ireland Limited, the lenders party thereto and Bank of America, N.A., as Collateral Agent, Administrative Agent, Swing Line Lender and L/C Issuer (incorporated by reference to the Current Report on Form 8-K filed by Parent on June 18, 2015)

(c)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated as of May 27, 2016, among Celator, Parent and Purchaser (incorporated by reference to the Current Report on Form 8-K filed by Parent on May 31, 2016)

(d)(2)	Form of Tender and Support Agreement, dated as of May 27, 2016, among Parent, Purchaser and certain stockholders of Celator (incorporated by reference to the Current Report on Form 8-K filed by Parent on May 31, 2016)

(d)(3)	Confidential Disclosure Agreement, dated December 22, 2014, by and between Parent and Celator*

(e)	Not applicable

(f)	Not applicable

(g)	Not applicable

(h)	Not applicable

*	Previously filed.